FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of November 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Completes Acquisition of Kinetek Group Inc. and Announces Outline of Its New Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on November 2, 2012, in Kyoto, Japan

Nidec Completes Acquisition of Kinetek Group Inc. and
Announces Outline of Its New Subsidiary

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced that it completed the acquisition of all of the shares in Kinetek Group Inc. (the “Acquired Business” or “Kinetek”), a U.S.-based commercial motor manufacturer, from its shareholders, including the Resolute Fund, L.P., a private equity fund, on November 2, 2012 (November 1, 2012, U.S. time).  As a result, the Acquired Business became a subsidiary of the Company, as outlined below.

1.

1. Outline of the Acquired Business

a) Company Name

Kinetek Group Inc.

b) Capital Structure

Nidec US Holdings Corporation, a wholly owned intermediate holding company of the Company in the United States, owns 100% of Kinetek.

c) Directors

Chairman of the Board of Directors:	Kei Pang (President and COO of Nidec Motor Corporation)
Director, President and CEO:	Dennis Bays
Director, Vice President and CFO:	Courtney Enghauser
Director:	Motoyoshi Hanaoka (Vice President of the Company)
Director:	Mark Becker (Executive Vice President, General Counsel and Secretary of Nidec Motor Corporation)
Director:	Darryl Weinrich (Treasury Director of Nidec Motor Corporation)

d) Address

ArborLake Center Suite 550, 1751 Lake Cook Road, Deerfield, IL 60015, U.S.A.

e) Employees

2,987

2. Future Operation Policy and Investment Plan

The Company has endeavored to strengthen and expand its commercial motor business as one of its strategically important business areas, where Nidec Motor Corporation (formerly, Emerson Electric Co.’s motors and controls business), which the Company acquired in September 2010, has been the primary operating subsidiary.  The acquisition of Kinetek is part of the Company’s strategy to strengthen its commercial motor business.

Kinetek conducts its commercial motor business on a global basis.  Kinetek occupies a leading position in various markets for commercial motors used in such end-products as elevators/escalators, commercial food refrigerators, floor care equipment, golf and utility vehicles, material handling vehicles, and aerial lifts.  By combining Kinetek’s commercial motor business with the Company’s market-leading commercial motor business, particularly in the market for motors used in air-conditioning equipment, the Company expects to expand its product offerings of commercial motors by more than double and to be in a better position to seek to become a leading player in a wider global commercial motor market.

Kinetek’s strength lies in its design capabilities to meet customers’ specifications (80% of its products are custom-made) and its ability to deliver value-added solutions to customers.  The Company expects that Kinetek’s design capabilities and value-added solutions will be offered to the existing customers of the Nidec Group.

Kinetek has successfully entered into growing markets such as China and India.  The Company intends to seek to achieve synergies through the sale of its existing commercial motor products in these markets and superior engineering and sourcing capabilities in China, which are expected to enable Kinetek to offer cost-competitive products manufactured in China and in other commercial motor markets.  The Company expects that the acquisition of Kinetek will result in a positive impact on the Company’s sales and profits on a group-wide basis.

2.

Effect on Financial Performance for the Current Fiscal Year

Once we determine the impact of the transaction on our financial performance for the current fiscal year, we will make appropriate disclosure pursuant to the applicable rules of the Japanese securities exchanges and announce any changes to our financial performance forecasts as required thereunder.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the transaction not being realized, shifts in technology, and changes in business and regulatory environments.  Nidec does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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